U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number

1.	Press Release – dated September 17, 2003	4
2.	Press Release – dated September 17, 2003	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  September 18, 2003                                By:   /s/  W. Shaun  Jackson
                                                                                      W. Shaun Jackson
                                                                                      Executive Vice President and
                                                                                      Chief Financial Officer

A.M. BEST AFFIRMS A– (EXCELLENT) RATING OF LINCOLN GENERAL

Toronto, Ontario (September 17, 2003) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today that A.M. Best Co. has affirmed the financial strength rating of its largest insurance subsidiary, Lincoln General Insurance Company, of A- (Excellent). The rating was removed from under review and assigned a negative outlook. This rating action is a result of Lincoln’s strengthened capital position, following Kingsway’s capital raising initiatives and the infusion of new capital into Lincoln. A.M. Best remains concerned about Lincoln’s underwriting leverage position as well as its ability to effectively manage the additional volume of business. A.M. Best’s negative outlook reflects its concern that Lincoln may need additional capital by year-end if Lincoln continues to strain surplus through premium growth or if loss reserves continue to adversely develop.

“We are committed to maintaining our A.M. Best ratings and ensuring that our insurance subsidiaries are strongly capitalized,” said Bill Star, President and Chief Executive Officer.

A.M.  Best represents independent opinions of an insurer’s financial strength and ability to meet policyholder obligations. According to A.M. Best, companies rated as A and A- (Excellent) have an excellent ability to meet their ongoing obligations to policyholders.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY LAUNCHES U.S. PUBLIC TRUST PREFERRED OFFERING

Toronto, Ontario (September 17, 2003) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today that it has commenced the marketing of its public offering of trust preferred securities. The public offering is for US$50 million of trust preferred securities (not including an over-allotment option). The trust preferred securities will carry a dividend rate to be determined when marketing is completed. The securities will be sold in the United States through a group of underwriters, including Advest, Inc., as lead managing underwriter, and Ferris, Baker Watts Incorporated, Keefe, Bruyette & Woods, Inc., Raymond James, Sandler O’Neill & Partners, L.P., Putnam Lovell NBF Securities Inc. and RBC Capital Markets, as co-managing underwriters. The trust preferred securities have been approved for listing on the New York Stock Exchange under the symbol “KFS PrA.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A written prospectus relating to the public offering may be obtained from Advest, Inc. at 392 Boston Neck Road, Suffield, Connecticut 06078.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Lincoln General Insurance Company, Universal Casualty Insurance Company, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com